

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2013

Dean Konstantine
President, Chief Executive Officer, and Director
Nevada Health Scan, Inc.
1033 B Avenue No. 101
Coronado, CA 92118

   Re: Nevada Health Scan, Inc.
     Form 10
     Filed November 30, 2012
     File No. 000-54231

Dear Mr. Konstantine:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Duc Dang

          Duc Dang
          Attorney Advisor

cc: Daniel C. Masters, Esq. (*via e-mail*)